Exhibit 99.5

THIS CONVERTIBLE DEBENTUREHOLDER VOTING INFORMATION AND ELECTION FORM IS PROVIDED TO CONVERTIBLE DEBENTUREHOLDERS IN CONNECTION WITH A RECAPITALIZATION TRANSACTION INVOLVING BELLATRIX EXPLORATION LTD. PLEASE COMPLETE THIS CONVERTIBLE DEBENTUREHOLDER VOTING INFORMATION AND ELECTION FORM AND SUBMIT IT AS REQUIRED BY YOUR INTERMEDIARY IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

CONVERTIBLE DEBENTUREHOLDER VOTING INFORMATION AND ELECTION FORM

This Convertible Debentureholder Voting Information and Election Form (“Convertible Debentureholder VIEF”) is provided by management of Bellatrix Exploration Ltd. (the “Company”) for use in connection with the meeting of holders (the “Convertible Debentureholders”) of Convertible Debentures (as defined in the Management Information Circular of the Company dated April 18, 2019 (the “Information Circular”)) to be held at the Gerwing Room at the Residence Inn by Marriott, 610 10 Ave. SW, Calgary, Alberta, T2R 1M3 at 10:00 a.m. (MST) on May 23, 2019 (the “Convertible Debentureholders’ Meeting”), and at any postponement or adjournment thereof. Reference is made to the Information Circular for further information. Before completing, please carefully read this Convertible Debentureholder VIEF and the Information Circular (including with respect to the ability of Convertible Debentureholders to receive Debentureholder Early Consent Consideration issued under a plan of arrangement (the “CBCA Plan”) pursuant to the Canada Business Corporations Act) as well as any exhibits and appendices thereto. Capitalized terms used herein and not otherwise defined have the meaning given to them in the Information Circular.

Convertible Debentureholders as at 5:00 p.m. (EDT) on April 16, 2019, being the record date for the Convertible Debentureholders’ Meeting (the “Record Date”) that vote in favour of the Convertible Debentureholders’ Arrangement Resolution or holders who purchase Convertible Debentures and have the right to vote transferred to them in accordance with the Interim Order (as defined below) and in each case vote in favour of the Convertible Debentureholders’ Arrangement Resolution prior to 5:00 p.m. (EDT) on May 15, 2019 (the “Early Consent Date”), as applicable, will be entitled to receive Debentureholder Early Consent Consideration.

ONLY CONVERTIBLE DEBENTUREHOLDERS THAT VOTE IN FAVOUR OF THE CONVERTIBLE DEBENTUREHOLDERS’ ARRANGEMENT RESOLUTION PRIOR TO THE EARLY CONSENT DATE WILL BE CONSIDERED CONSENTING DEBENTUREHOLDERS AND THEREFORE ENTITLED TO RECEIVE DEBENTUREHOLDER EARLY CONSENT CONSIDERATION.

Process for Submission of Instructions by Beneficial Debentureholders

This Convertible Debentureholder VIEF is to be distributed to beneficial Convertible Debentureholders who do not hold their Convertible Debentures in registered form (each, a “Beneficial Debentureholder”) in accordance with the Interim Order of the Ontario Superior Court of Justice dated April 16, 2019 (the “Interim Order”).

Beneficial Debentureholders who wish to vote on the Convertible Debentureholders’ Arrangement Resolution at the Convertible Debentureholders’ Meeting, may only do so via their Intermediary through the facilities of CDS Clearing and Depository Services Inc. (“CDS”). Beneficial Debentureholders must submit a duly completed Convertible Debentureholder VIEF (or such other form of voting instruction as such Beneficial Debentureholder’s Intermediary may require for the purpose of soliciting its vote) to their Intermediary in accordance with the instructions provided by such Intermediary prior to the Voting Deadline of 5:00 p.m. (EDT) on May 21, 2019 (or such earlier deadline set by your Intermediary) in order to permit their Intermediary sufficient time in advance of the Voting Deadline to submit the information to CDS. Beneficial Debentureholders should only complete and return this Convertible Debentureholder VIEF if instructed to by their Intermediary.

Beneficial Debentureholders who wish to receive Debentureholder Early Consent Consideration must vote in favour of the Convertible Debentureholders’ Arrangement Resolution by providing such voting instructions to its Intermediary by submitting this duly completed Convertible Debentureholder VIEF (or such other form of voting instruction as its Intermediary may require for the purpose of soliciting such Beneficial Debentureholder’s vote) with sufficient time to enable their Intermediary to submit the information to CDS prior to 5:00 p.m. (EDT) on the Early Consent Date of May 15, 2019. Note also that Intermediaries may have an earlier cut-off date than the Early Consent Date.

Alternative Implementation Process

Should the Recapitalization Transaction not be implemented pursuant to the CBCA Plan for any reason, the Company may determine to proceed with the Recapitalization Transaction on substantially the same terms as described in the Information Circular pursuant to proceedings under the Companies’ Creditors Arrangement Act (“CCAA”). Subject to the prior written consent of the Initial Consenting Noteholders and the Initial Consenting Debentureholder and further court order, the Company may, in such circumstances, seek to count any votes cast in favour of the Senior Unsecured Noteholders’ Arrangement Resolution in favour of resolutions of the applicable Senior Unsecured Noteholders approving the Arrangement under a proceeding under the CCAA.

Alternative Convertible Debentureholder Transaction

Pursuant to the CBCA Plan, the Company has the right, on or prior to the date the Recapitalization Transaction is implemented, to repay the Convertible Debentures with cash from proceeds of one or more equity issuances for up to 32.5% of the aggregate Common Shares issued and outstanding immediately following implementation of the Recapitalization Transaction.

Appointment of Proxyholders

A Convertible Debentureholder may appoint a proxyholder by contacting Kingsdale Advisors by: (i) telephone, toll-free in North America at 1-866-229-8874 or at 416-867-2272 outside of North America; or (ii) e-mail to contactus@kingsdaleadvisors.com and following the instructions received from them. Persons appointed as proxyholders need not be Convertible Debentureholders.

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ITEM 1:	CONVERTIBLE DEBENTUREHOLDER VOTING AND ELECTION INSTRUCTIONS

Convertible Debentureholders shall be entitled to provide the following instructions (select one):

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OPTION 1 – VOTE IN FAVOUR OF THE CONVERTIBLE DEBENTUREHOLDERS’ ARRANGEMENT RESOLUTION AND RECEIVE DEBENTUREHOLDER EARLY CONSENT CONSIDERATION. This option can only be selected if instructions are provided prior to 5:00 p.m. (EDT) on the Early Consent Date.

If checking this box, the undersigned Convertible Debentureholder must validly deliver its voting instructions to prior to the Early Consent Date.

☐	OPTION 2 – VOTE AGAINST THE CONVERTIBLE DEBENTUREHOLDERS’ ARRANGEMENT RESOLUTION.

By checking this box, the undersigned Convertible Debentureholder votes against the Convertible Debentureholders’ Arrangement Resolution and therefore is NOT entitled to receive Debentureholder Early Consent Consideration.

☐	OPTION 3 – VOTE IN FAVOUR OF THE CONVERTIBLE DEBENTUREHOLDERS’ ARRANGEMENT RESOLUTION. Only select this option if instructions are provided after 5:00 p.m. (EDT) on the Early Consent Date.

By checking this box, the undersigned Convertible Debentureholder votes in favour of the Convertible Debentureholders’ Arrangement Resolution but will not be a Consenting Debentureholder and therefore is NOT entitled to receive Debentureholder Early Consent Consideration.

☐	OPTION 4 – NO ACTION TAKEN.

By checking this box, the undersigned Convertible Debentureholder elects not to vote in favour of or against the Convertible Debentureholders’ Arrangement Resolution and therefore, is NOT entitled to receive Debentureholder Early Consent Consideration.

In order for a Beneficial Debentureholder to be eligible to receive Debentureholder Early Consent Consideration, such Beneficial Debentureholder must (i) vote in favour of the Convertible Debentureholders’ Arrangement Resolution and (ii) provide its voting instructions to its Intermediary, and its Intermediary must have taken such steps and/or actions as are necessary to complete and submit such instructions to CDS through CDSX (or such other method as may be accepted by the Proxy Information Agent and the Applicants) prior to 5:00 p.m. (EDT) on the Early Consent Date.

ITEM 2:	CERTIFICATION

Beneficial Debentureholders should follow the instructions provided by their Intermediary to vote and return this form to such Intermediary only if instructed to do so.

TO BE COMPLETED BY CONVERTIBLE DEBENTUREHOLDERS:

Full Legal Name of Convertible Debentureholder:

Authorized Signature of Convertible Debentureholder:

Name of Authorized Signatory of Convertible Debentureholder (please print):

Official Capacity or Title (please print):

Principal amount of Convertible Debentures held by Convertible Debentureholder as at the Record Date (please specify currency):

Contact Name:

Account Number:

Telephone:

Email:

Address:

By completing and submitting this Convertible Debentureholder VIEF, you acknowledge that you are (a) the holder of Convertible Debentures being voted or (b) the authorized signatory for an entity that is a holder of such Convertible Debentures being voted.

Questions?

Please contact our Proxy and Information Agent,

Kingsdale Advisors

CONTACT US:

North American Toll Free Phone:

1-866-229-8874

E-mail: contactus@kingsdaleadvisors.com

Fax: 416-867-2271

Toll Free Fax: 1 -866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272